UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

September 24, 2012

Commission File Number: 333-171863

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

(Translation of registrant’s name into English)

Cumberland House, 9th Floor

One Victoria Street, Hamilton HM 11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On September 21, 2012, Stratus Technologies Bermuda Holdings Ltd. (“Stratus”) through its wholly-owned subsidiaries Stratus Technologies Bermuda Ltd., and Stratus Technologies Inc., acquired substantially all of the assets and certain liabilities of Marathon Technologies Corporation., (“Marathon”) along with the stock of Marathon’s wholly-owned subsidiaries located in the United Kingdom and Japan. Marathon is a privately held developer of application availability solutions headquartered in Littleton, MA. In addition, Stratus Technologies Bermuda Ltd. purchased all of the intellectual property used in Marathon products from an unrelated party. The total purchase price of the cash transaction is approximately $5.7 million. Stratus Technologies is a global provider of products and services focused on protecting critical applications from system downtime.

The addition of the Marathon everRun® line, including Marathon everRun MX, the world’s first software-based, fault tolerant solution to support multi-core/multi-processor Microsoft applications, further solidifies Stratus’ position as the leading provider of availability solutions. As a result of the acquisition, Stratus will benefit from an expanded partner ecosystem, a broader software portfolio, and a larger and more diverse customer base.

These transactions, together with recent product introductions by Stratus, represent another milestone in its long-term strategy: moving beyond uptime for computing platforms to providing comprehensive enterprise business continuity through simple to use, cost-effective solutions for application availability and disaster recovery services.

With an emphasis on software-based initiatives, Stratus will continue to push the boundaries of IT systems availability, delivering an expanded portfolio of enterprise solutions, while dramatically improving the affordability and accessibility of fault-tolerant computing. With its full complement of availability solutions, the company increases its addressable market, and extends even further into virtualization and private cloud-computing implementations.

“The Marathon everRun portfolio and the Stratus hardware and software offerings comprise the most complete set of availability solutions ever offered by our industry. There is virtually no requirement for uptime we cannot meet,” said David C. Laurello, Stratus Chairman and CEO. “By adding software fault tolerance and increasing the size of Stratus’s software business through this acquisition, we have accelerated our ability to deliver a total software solution to the marketplace.”

“Marathon has been a strong and productive Citrix partner,” said Andy Cohen, VP of Strategic Development and Investments, Citrix. “Marathon everRun MX, which is built on Citrix XenServer, now becomes part of a larger group of technology innovators who are committed to application availability and customer satisfaction.”

The employees of Marathon in the U.S., U.K., and Japan will be offered employment with Stratus. The majority of these employees are based at the Littleton, MA headquarters.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD. (Registrant)

Date: September 24, 2012	By:	/s/ Ernest Morrison
	Name:	Ernest Morrison
	Title:	Director

Form 6-K